**EXHIBIT 99.1**

## AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock of Samsara Inc.

EXECUTED this 16th day of June, 2025.

GENERAL CATALYST GROUP VIII, L.P.

By: GENERAL CATALYST PARTNERS VIII, L.P.
    its General Partner

    By: GENERAL CATALYST GP VIII, LLC
        its General Partner

        By: /s/ Christopher McCain
            Christopher McCain
            Chief Legal Officer

GENERAL CATALYST GROUP X-ENDURANCE, L.P.

By: GENERAL CATALYST PARTNERS X – GROWTH VENTURE, L.P.
    its General Partner

    By: GENERAL CATALYST GP X – GROWTH
        VENTURE, LLC
        its General Partner

        By: /s/ Christopher McCain
            Christopher McCain
            Chief Legal Officer

GENERAL CATALYST GROUP XI—ENDURANCE, L.P.

By: GENERAL CATALYST PARTNERS XI – ENDURANCE, L.P.
    its General Partner

    By: GENERAL CATALYST ENDURANCE GP XI, LLC
        its General Partner

        By: /s/ Christopher McCain
            Christopher McCain
            Chief Legal Officer

GENERAL CATALYST PARTNERS VIII, L.P.

By: GENERAL CATALYST GP VIII, LLC
    its General Partner

    By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP VIII, LLC

By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS X - GROWTH VENTURE, L.P.

By: GENERAL CATALYST GP X - GROWTH VENTURE, LLC
its General Partner

By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP X – GROWTH
VENTURE, LLC

By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST PARTNERS XI - ENDURANCE, L.P.

By: GENERAL CATALYST ENDURANCE GP XI, LLC
its General Partner

By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST GP XI –
ENDURANCE, LLC

By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP
MANAGEMENT, LLC

By: /s/ Christopher McCain

Christopher McCain
Chief Legal Officer

GENERAL CATALYST GROUP
MANAGEMENT HOLDINGS, L.P.

By: GENERAL CATALYST GROUP
MANAGEMENT HOLDINGS GP, LLC
its General Partner

By: /s/ Christopher McCain

    Christopher McCain
    Chief Legal Officer

GENERAL CATALYST GROUP
MANAGEMENT HOLDINGS GP, LLC

By: /s/ Christopher McCain

    Christopher McCain
    Chief Legal Officer